SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2013
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2013, incorporated by reference herein:
Exhibit
99.1
Release dated October 10, 2013, entitled “DRDGOLD IS PLEASED TO ANNOUNCE THAT
IT HAS SIGNED A SETTLEMENT WITH THE NATIONAL UNION OF MINEWORKERS (“NUM”)
IN RESPECT OF WAGES AND CONDITIONS OF EMPLOYMENT FOR 2013 AND 2014 (“THE
SETTLEMENT”). THIS BRINGS TO AN END THE TWO DAY STRIKE BY SOME 600
EMPLOYEES REPRESENTED BY THE NUM AT THE COMPANY’S ERGO OPERATIONS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 10, 2013
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “the Company”)
DRDGOLD is pleased to announce that it has signed a settlement with the National Union of
Mineworkers (“NUM”) in respect of wages and conditions of employment for 2013 and 2014 (“the
Settlement”). This brings to an end the two day strike by some 600 employees represented by the
NUM at the Company’s Ergo operations.
In terms of the Settlement:
-    entry-level employees in job categories 4 and 5 will receive a 10% basic wage increase in year one and 8% in year 2;
-    employees in job categories 6 and 7 will receive 9% in year 1 and 7.5% in year 2; and
-    employees in job categories 8 to 15 will receive 8% in year 1 and 7.5% in year 2.
The effect of the implementation of the Settlement will be an 8.84% increase in the Company’s annual wage bill, amounting to approximately R21 million per annum.
Niël Pretorius, CEO of DRDGOLD, said: “The higher increases at the lower end could be accommodated within budget parameters by tapering increases for middle and senior management for the 2014 calendar year.”
Employees who have been on strike have started to return to work at the start of the night shift on
9 October 2013. It is not anticipated that the strike will have had any material effect on production.
Roodepoort
10 October 2013
Sponsor
One Capital